UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: NOVEMBER AND DECEMBER 2006	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Notice”, dated November 27, 2006, about the Company’s Annual General Meeting, held December 29, 2006

2.

“Information Circular”, dated November 27, 2006, as amended

3.

“Proxy”

4.

“Return Card”

5.

“Material Change Report”, dated December 5, 2006 for Press Release dated December 5, 2006.

6.

“Press Release”, dated December 5, 2006, “Continental Energy has changed its registered and records office address

7.

“Press Release”, dated December 27, 2006, “Source: Continental Energy Corporation, Continental Energy Reports Annual Results for 2006 Fiscal Year

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 11 January 2007
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

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PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

NOTICE  OF  ANNUAL  GENERAL  MEETING  FISCAL YEAR  2006

NOTICE is hereby given  the Annual General Meeting (the "AGM") of the shareholders (the “Members”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, on Friday , December 29th, 2006, at 10 A.M., local time. The Record Date for the AGM is November 27, 2006 and all registered shareholders as of the Record Date are entitled to vote at AGM. Notice of the date and other particulars of the AGM was published on November 20, 2006

PURPOSE OF MEETING AND RELATED DOCUMENTS

The purpose of the AGM is to review and consider the annual report by the Company’s directors to the Members together with the consolidated financial statements of the Company and independent auditor's report thereon, for the financial year ended June 30, 2006 (the “Fiscal 2006 Financial Statements”). Copies of the 1) Fiscal 2006 Financial Statements, 2) an Information Circular containing additional pertinent Company information and describing in detail the pros and cons of certain matters to be acted upon at the AGM and 3) a Form of Proxy for use in voting on issues raised at the AGM are included with the package containing this Notice.

MATTERS TO BE ACTED UPON AT THE MEETING

The following additional matters have been placed on the AGM agenda for the purpose of determining a course of action thereon, by vote of the Members, utilizing the attached Form of Proxy and in accordance with the Company’s Memorandum and Articles of Association:

1.

To elect directors for the ensuing year.

2.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

3.

To confirm, ratify and approve grants of, and amendments to, stock options awarded by the Directors during the preceding year.

4.

To confirm, ratify and approve proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM.

5.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

INFORMATION CIRCULAR

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

USE OF FORM OF PROXY

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this notice.

This notice accompanies the Information Circular mailed to shareholders and dated December 1, 2006

On Behalf of the Company

JAMES D. EGER

DIRECTOR & CFO

14001 Dallas Parkway, Suite 1200 Dallas, Texas, 75240, USA PH 1-972-934-6774 FX 1-972-934-6718 WEB: www.continentalenergy.com EMAIL: info@continentalenergy.com

I N F O R M A T I O N     C I R C U L A R

At the Record Date: November 27, 2006

SHAREHOLDERS OF RECORD AT THE RECORD DATE ARE ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING. ALL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR IS CURRENT AS OF THE RECORD DATE EXCEPT AS OTHERWISE INDICATED HEREIN.

This information circular is furnished in connection with the solicitation of proxies by the management of CONTINENTAL ENERGY CORPORATION (the "Company") for use at the Annual General Meeting (the "AGM") of the Company to be held on Friday, December 29, 2006 at the offices of the Company’s registrar and transfer agent Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, at 10:00 A.M. local time and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company. Holders of the Company's common shares of record at the close of business on November 27, 2006 will be entitled to receive this information circular and notice of the AGM and vote at the AGM.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or officers of the Company. Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the AGM, or any adjournment thereof, or with the chairman of the AGM on the day of the AGM.

VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT, THE MEMBER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY. THE SHARES REPRESENTED BY PROXIES IN FAVOR OF MANAGEMENT WILL BE VOTED ON ANY BALLOT (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOR OF THE MATTERS DESCRIBED IN THE PROXY. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMES THEREIN AS PROXY HOLDER WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THIS MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V6C-3B9, not later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

THE COMPANY

Continental Energy Corporation (the "Company") was incorporated under the laws of the province of British Columbia on May 29, 1984 under the name "Intl. Focus Res. Inc.". On January 3, 1996 the Company changed its name from "Intl. Focus Res. Inc." to "Continental Copper Corporation". On October 23, 1997 the name of the Company was changed to Continental Energy Corporation. The address of the registered office of the Company and its address for service in Canada is located at the offices of the Company's general counsel, John Roberts Law Corporation, 20570 – 56th Avenue, Langley, BC V3A 3Z1, Canada. The Company is an oil and gas exploration enterprise focusing its efforts on high potential reward exploration properties in Indonesia. As of the date of this Information Circular the Company's oil and gas properties are not producing any revenues. All of the Company’s properties are in the exploration or pre-development stage and no proven oil and gas reserves are attributed to them.

SHARE TRADING MARKETS

The Company is a reporting issuer in British Columbia subject to the rules and regulation of the British Columbia Securities Commission (the "Commission"). The Company's Common Shares are quoted on the National Association of Securities Dealers (NASD) over-the-counter bulletin board (OTCBB) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic USA companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue six hundred million (600,000,000) shares divided into 500,000,000 common shares without par value (the "Common Shares") and 100,000,000 preferred shares without par value. Of the 500,000,000 authorized Common Shares, 58,007,936 are issued and outstanding as of the date of this circular. No preferred shares are issued. The Board is authorized by the shareholders to create special classes of preferred shares in certain circumstances but no special class of preferred shares has yet been created. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on November 27, 2006 will be entitled to receive notice of and vote at the AGM. Particulars of the securities and voting Common Shares of the Company issued as of the record date are shown in the table below.

Authorized Capital		Issued and Outstanding Securities
Type of Security	Number of Shares	Last Audited Year End June 30, 2006	Last Unaudited Quarter End September 30, 2006	At The Record Date November 27, 2005
Common Shares	500,000,000	57,107,936	57,107,936	58,007,936
Preferred Shares	100,000,000	-0-	-0-	-0-

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except two companies operating as a nominee securities depositories for brokerage companies, the Canadian Depository for Securities, Inc. (“CDS”) and an American depository, CEDE. At the Record Date CDS appears as the registered holder of 35,569,638 shares of the Company representing 61.32% of the Company’s issued and outstanding shares as at the record date. At the Record Date CEDE appears as the registered holder of 10,825,033 shares of the Company representing 18.66% of the Company’s issued and outstanding shares. The Company is not aware of the identities of beneficial owners of the shares held by nominee depositories CDS or CEDE.

DIRECTORS, INSIDERS AND THEIR COMPENSATION

The directors of the Company are elected at each AGM and hold office until the next AGM. In the event or removal or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next AGM. The Company is authorized to have up to five directors.

DIRECTOR COMMITTEES

The Company does not have an executive committee. The Company is required to have, and does have, an audit committee consisting of a majority of non-executive directors. The Company also has a compensation committee consisting of a majority of non-executive directors which recommends compensation for key employees and senior management. Members of the audit committee and the compensation committee are identified in the table below.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except for the estate of former director Mr. Gary R. Schell which owes the Company an amount of US$ 138,178 which the Company is attempting to collect in full.

COMPENSATION OF DIRECTORS

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors of the Company, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except for those arrangements providing compensation to directors also serving as “Named Executive Officers” as disclosed and described in the table in the section below entitled “Compensation of Named Executive Officers”.

PROPOSED CANDIDATES FOR ELECTION AS DIRECTORS AT THE AGM

The management of the Company proposes to nominate each of the following four (4) persons for election as a director. Each of the nominees are currently serving directors as of the date of this Information Circular and are therefore nominees for re-election as directors. Each of the nominees has indicated his willingness to continue service if re-elected. Nominations of additional directors may be made at the AGM, however, the names of such nominees are not known by management as of the date of this Information Circular.

Information furnished by the nominees for director at the AGM and represented to be accurate as of the Record Date or the date indicated is summarized in the following table.

Name, Municipality of Residence and Position	Principal occupation and if not a previously elected director, occupation during the past 5 years	Previous Service as a Director Since	Number of Common Shares beneficially owned or directly or indirectly, controlled [3]
Richard L. McAdoo[1] Jakarta, Indonesia. President and Director	Certified Petroleum Geologist.	January-1999	4,829,158 shares 1,000,000 options 790,000 warrants
James D. Eger [2] Dallas, Texas, USA Secretary and Director	Petroleum Geologist, Stockbroker.	October-2004	750,000 shares 1,330,000 options No warrants
Paul L. Hayes Jr. [1,2] Stratton Mountain, VT, USA Non-Executive Director	Independent Petroleum Management Consultant.	May-2003	No shares 500,000 options No warrants
David W.T. Yu [1,2] Hong Kong, China Non-Executive Director	Independent Businessman	April-2005	3,333,334 shares 500,000 options 3,333,334 warrants

Notes:

[1] Member of the audit committee.

[2] Member of the compensation committee.

[3] Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 27, 2006, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

RESUME OF COMPANY'S CANDIDATES PROPOSED FOR RE-ELECTION AS DIRECTORS

The expertise and relevant educational background of the nominees for director are as follows:

•

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last twenty six years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

•

James D. Eger holds a Bachelors degree in Earth Science from Antioch College, and three Masters degrees -- in Geology, Marine Affairs, and Business Administration -- from the University of Florida, University of Rhode Island, and Boston University, respectively. His career spans more than twenty eight years, with more than sixteen years in international oil exploration, and twelve years in the securities and investments industry. Initially, he served as an exploration geologist with Phillips Petroleum Company, from 1978 to 1982, in Bartlesville, Oklahoma, as well as Singapore and London. His overseas assignments included working in the North Sea, North Africa and Indonesia. In 1982, he joined Jackson Exploration, serving as the company's General Manager and Chief Geologist in Jakarta, and later in Dallas where he was responsible for overseeing that company's new ventures activities. In 1987, he joined Dean Witter Reynolds Inc., stationed both in New York and Dallas, where he specialized in energy futures, international equities, and options and currency trading. In 1992 he was named Vice President of Finance for Tracer Petroleum in Vancouver, where he was responsible for financing activities and management of the company's cash assets. In 1994 he joined Southwest Securities Inc. in Dallas, where he specialized in oil and gas and international equities. From 1998 to 2000 he was President of Dimensions West Energy, Inc. and in 2000 rejoined Southwest Securities in Dallas until leaving in 2004 to join the company.

•

Paul L. Hayes, Jr.'s experience includes over twenty years in each of the securities and energy industries.  After graduating in Petroleum Engineering from the University of Oklahoma, he was employed by Exxon in Venezuela.  After four years, he returned to the United States to get his MBA from Harvard University after which he worked for Mobil Oil and Amoco in Argentina and New York City.  When the Board of Amoco moved the International division back to Chicago, he left and became an oil analyst for William D. Witter, Inc.  He was with Witter for four years and then started his own NASD firm, Hayes Brothers Securities, Inc. in Greenwich CT.  After four years, he sold his office to Fahnestock & Co. and became head of research and later worked as an oil analyst for Oppenheimer & Co. and for Yorkton Securities in Toronto.

•

David W.T. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that resulted in long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and/or to its majority owned subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at June 30, 2006 the Chief Executive Officer and the other most highly compensated executive officers and consultants of the Company (collectively "the Named Executive Officers" or “NEOs”) whose individual total compensation for the most recently completed financial year exceeds CDN$100,000 (US$ 65,000) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year: Because of the change in Fiscal Yearend to June 30, beginning FY2006, the June 30/06 figures in the following chart represent an 11 month period.

Summary Compensation Table
	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary[1] ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Option Granted	Restricted Shares or Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Richard L. McAdoo Director & President-CEO	June 30/06	Nil	US$ 60,000	US$137,5002a	Nil	Nil	Nil	Nil
	July 31/05	Nil	Nil	US$150,0002a	1,000,000	Nil	Nil	Nil
	July 31/04	Nil	Nil	US$150,0002a	Nil	Nil	Nil	Nil
James D. Eger Director, VP-CFO, & Secretary	June 30/06	US$110,000	US$ 30,000	Nil	Nil	Nil	Nil	Nil
	July 31/05	US$90,000	Nil	Nil	1,000,000	Nil	Nil	Nil
	July 31/04	US$30,000	Nil	Nil	1,000,000	Nil	Nil	Nil

Notes to the Summary Compensation Table:

1

Salary & Bonus  With the exception of Mr. Eger, the Company’s Named Executive Officers (“NEO’s) were not compensated directly by the Company and did not receive any salary or bonus directly from the Company. Instead, NEO’s were compensated indirectly as described in these notes below. Fiscal year 2006 was an 11 month year because of the change in yearend approved at the Company’s January 2006 AGM.

2

Other Annual Compensation and All Other Compensation  During the fiscal year periods indicated in the preceding Summary Compensation Table, other annual compensation and all other compensation has been paid indirectly to the NEO’s as follows(see section immediately following for details):

2a

The Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary paid the fees indicated in the above table for geological evaluation and management services provided at its Jakarta office. The Company contributed only its 60% joint venture share of these amounts and the remaining balance of the totals indicated was paid by joint venture partners.

OPTION GRANTS AND EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Stock Option Plan: On November 22, 2005 the Board of Directors approved and implemented a Stock Option Plan dated November 21, 2005 as recommended by the Executive Compensation Committee which provides a policy and guidelines for issuing incentive stock options to directors, officers, employees and consultants.

Grants: During the year, the Company granted a total of 250,000 new incentive stock options to directors, officers, consultants and employees.  50,000 options are valid until 21 November 2007 and have an exercise price of $0.15 per share.  The remaining 200,000 options are valid until 29 June 2007 and have an exercise price of $0.15 per share.

Amendments and Expirations: During the year, the Company amended the terms of certain outstanding stock options and warrants. For 2,000,000 options the Company extended the term from 30 April 2007 to 30 April 2009 with no change in the $0.15 exercise price. For 100,000, 100,000, and 50,000 options the Company extended the term from 30 December 2005 until 30 December 2006 with no change to the exercise price of $0.15, $0.17 and $0.17 respectively. For 1,210,000 options the Company extended the term from 30 July 2006 to 30 June 2008 with no change to the $0.15 exercise price. For 1,375,000 warrants the Company extended the term from 30 December 2006 to 30 June 2008 with no change to the $0.15 exercise price. For 450,000 warrants the Company extended the term from 19 July 2006 to 30 June 2008 with no change to the $0.15 exercise price. For 133,333, 100,000, and 1,333,334 warrants the company extended the term from 6 December 2006, 16 February 2007, and 6 April 2007 respectively to 29 June 2007 and reduced the exercise price from $0.50 to $0.15. A total of 1,585,812 warrants expired on 10 September 2005.

Exercises: On 22 December 2005 200,000 warrants were exercised with proceeds to the Company of $30,000. On 30 December 2005 200,000 options were exercised with proceeds to the company of $30,000. On 30 June 2006 130,000 options were exercised with proceeds to the Company of $19,500

RESTRICTED SHARES AND LONG TERM INCENTIVE PLAN AWARDS TABLE (LTIP)

The Company does not have a restricted shares program or LTIP as referred to in the Summary Compensation Table above, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) to Named Executive Officers, directors or other employees.

MANAGEMENT CONTRACTS

Most management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company who are listed in the table above and are serving the Company as Named Executive Officers.

Pursuant to a direct personal services agreement dated July 31, 2002, Mr. Richard L. McAdoo acts as President and provides executive and operational management services to the Company at zero salary per month. Under the contract the Company reimburses Mr. McAdoo for personal family medical insurance, professional society memberships and out of pocket personal expenses incurred on behalf of the Company. Mr. McAdoo’s salary compensation was paid by the Company’s majority owned Indonesian joint venture operating companies and the Company was only responsible for contributing its proportional ownership share of the salary as described herein above in the section entitled “Compensation Of  Named Executive Officers By Subsidiaries.”

Pursuant to a personal services agreement dated February 1, 2004, and amended effective 1 February 2005, Mr. James D. Eger acts as Vice President and Chief Financial Officer of the Company. Following the death of Mr. Gary Schell, Mr. Eger was appointed Secretary and is also an elected Director.  Mr. Eger’s salary is US$10,000 per month. The Company reimburses Mr. Eger for personal family medical insurance, and out of pocket personal expenses incurred on behalf of the Company.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except for compensation paid or accrued to directors and named senior management as described above herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE AGM

Except as set out herein, no director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE AGM

The members will be asked at the AGM to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The members will be asked to elect a slate of directors for the forthcoming year to serve until the next AGM. Nominees for election as directors at this AGM as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the AGM. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the management’s recommended nominees: 1) Mr. R.L. McAdoo, 2) Mr. James D. Eger, 3) Mr. Paul L. Hayes, Jr. and 4) Mr. David W.T. Yu.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The members will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Dale Matheson Carr-Hilton LaBonte LLP, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a  remuneration to be fixed by the directors.

VOTE ISSUE – 3 : APPROVE STOCK OPTIONS

The members will be asked to approve and ratify incentive stock options, and amendments to incentive stock options granted to insiders, directors, senior officers, employees or consultants of the Company which have not previously been approved by members and to authorize the directors in their discretion to grant stock options to insiders, directors, senior officers, employees or consultants and to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with any Company Stock Option Plan in effect and in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option and Amendments to Option Agreements Granted by the Board of Directors since the last AGM and authorize the Directors at their Discretion to grant future options in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction.

VOTE ISSUE – 4 : RATIFY ACTS OF DIRECTORS AND OFFICERS

The members will be asked to confirm, ratify and approve all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and ending upon the date of this Notice. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and to authorize the Board of Directors, the Directors and the Officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

OTHER BUSINESS

Management of the Company is not aware of any other matter to come before the AGM other than as set forth in the notice of AGM. Matters may arise properly from the floor. If any other matter properly comes before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated This Record Date, 27 November 2006

On Behalf of the Company,

_______________________________

James D. Eger, Director & CFO

Continental Energy Corporation

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting to be held on December 29, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on December 27, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

06NO06066.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Continental Energy Corporation (the "Company") hereby appoints: Richard L. McAdoo, or failing this person, James D. Eger,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Continental Energy Corporation to be held at the offices of Computershare, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, CANADA on December 29, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. MR. RICHARD L. MCADOO	☐	☐	02. MR. JAMES D. EGER	☐	☐	03. MR. PAUL HAYES, JR.	☐	☐	04. MR. DAVID T. W. YU	☐	☐

2. Appointment of Auditors

Appointment of Dale Matheson Carr-Hilton LaBonte, LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Approve Grants

For ☐ Against ☐

4. Approve All Acts

To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and the officers of the Company on behalf of the Company during the preceding year.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 9 0 7 2 A R 2 C P P Q

CONTINENTAL ENERGY CORPORATION

SUPPLEMENTAL MAILING LIST CARD

REQUEST FOR INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Electronic Data Filing Inc.

Suite 822 – 470 Granville Street

Vancouver, B.C.

V6C 1V5

I confirm that I am the registered / beneficial owner of	shares
of the Corporation

As an owner of shares of the Corporation, I request that my name and address be placed on your supplemental mailing list to receive:

interim financial statements	annual financial statements

NAME:
(please print clearly)

ADDRESS:

POSTAL CODE:

SIGNATURE OF SHAREHOLDERS:	DATE:

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Bengara-II Drilling Program Tendered

DALLAS - November 29, 2006 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders to provide turn-key, integrated drilling services to drill the first  of four planned exploration wells on the Bengara-II PSC, onshore East Kalimantan, Indonesia.

Bid submission closes on the 18th of December and CGB2 expects to award the drilling contract shortly thereafter.

The first well of the 2006-07 drilling program will be the Seberaba-1 exploration well which is programmed to be drilled to a total depth of 4,200 meters (13,780 feet). The Seberaba-1 is the deepest of the four planned wells and is located to test four different oil-prospective stratigraphic levels on a large fault closed structure which Continental has mapped using seismic data.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: 20570 – 56th Avenue, Langley, B.C. V3A 3Z1, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

December 1, 2006

ITEM 3.

NEWS RELEASE

December 5, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has changed its Registered and Records office address.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation has changed its Registered and Records address from:

#304, 20338 65th Street

Langley, B.C. V2Y 2X3 CANADA

Phone 604-533-2300

Fax 604-533-2387

to:

20570 – 56th Avenue

Langley, B.C. V3A 3Z1 CANADA

Phone (604) 530-2191

Fax (604) 530-6282

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

December 5, 2006

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Changes Registered and Records Office Address

DALLAS – December 5, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has changed its Registered and Records address from:

#304, 20338 65th Street, Langley, B.C. V2Y 2X3, CANADA

Phone 604-533-2300, Fax 604-533-2387

TO:

20570 – 56th Avenue, Langley B.C. V3A 3Z1 CANADA

Phone (604) 530-2191, Fax (604) 530-6282

The change is effective immediately.

About Continental Energy Corporation:

Continental Energy Corporation is an independant oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Reports Annual Results for 2006 Fiscal Year

DALLAS – December 27, 2006 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Annual Report and audited financial statements for its year ended June 30, 2006.

At the Company's January 25, 2006 Annual General Meeting the shareholders approved a change in the date of the Company's fiscal year end from July 31 to June 30. Therefore the date of June 30, 2006 marks the new ending date of the Company's fiscal year, so Fiscal Year 2006 consisted of 11 months instead of 12.

As at June 30, 2006, the Company's consolidated financial statements reflect a working capital position of $2,286,922. This represents an increase in the working capital of approximately $2,325,988 compared to the July 31, 2005 working capital deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving gross cash proceeds of $3,600,000.  The increase was offset by general and administrative requirements during the period.  The cash balance at June 30, 2006 was $2,395,727 compared to $98,898 as at July 31, 2005, an increase of $2,296,829. The Company used $1,307,858 for operating activities during the eleven months ended June 30, 2006 compared with $889,816 in the year ended July 31, 2005.

The cash resources provided by investing activities during the eleven months ended June 30, 2006 was $3,515,074 compared with using $8,599 in the year ended July 31, 2005.  The Company’s property expenditures were reduced to a maintenance level until management decides to commence further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale, net of closing costs in the amount of $3,506,834 as well as equipment purchases of $99,950.  The closing costs included payment of cash bonuses totaling $90,000 to two executive officers in recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale. The cash resources provided by financing activities during the eleven months ended June 30, 2006 was $89,613 compared with $871,000 in the year ended July 31, 2005.  During the current period the company received proceeds of $102,000 for share issuances compared with $883,735 in the prior year.

Cash on hand is sufficient to fund the Company’s overhead costs and exploration objectives for the immediate future. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the eleven months ended June 30, 2006 and for the years ended July 31, 2005 and 2004.

		2006		2005		2004
Sales		$-		$-		$-
Income (Loss) for the Year		$1,923,117		$2,180,617		$(1,609,125)
Income (Loss) per Share – Basic		$0.03		$0.04		$(0.03)
Income per Share – Diluted		$0.03		$0.03		$(0.03)
Total Assets		$2,517,015		$297,101		$488,758
Total Long-term Liabilities		$-		$-		$3,467,972
Dividends Declared	$	Nil	$	Nil	$	Nil

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger "

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission. For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240